SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28618; 812-13632]

Wachovia Securities, LLC, et al.; Notice of Application and Temporary Order

February 18, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against Wachovia Securities, LLC ("Wachovia Securities") on February 17, 2009 by the United States District Court for the Northern District of Illinois ("Injunction"), until the Commission takes final action on an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: Wachovia Securities, Evergreen Investment Management Company, LLC ("Evergreen Investment Management"), Tattersall Advisory Group, Inc. ("Tattersall"), First International Advisors, LLC ("First International"), Metropolitan West Capital Management, LLC ("Metropolitan West"), J.L. Kaplan Associates, LLC ("J.L. Kaplan"), Golden Capital Management, LLC ("Golden Capital"), Evergreen Investment Services, Inc. ("Evergreen Investment Services"), Prudential Investment Management, Inc. ("PIM, Inc."), Prudential Investments LLC ("PI LLC"), The Prudential Insurance Company of America ("Prudential Insurance"), Jennison Associates LLC ("Jennison"), Prudential Bache Asset Management, Inc. ("Bache"), Quantitative Management Associates LLC ("QMA LLC"), Pruco Securities, LLC ("Pruco"), AST Investment Services, Inc. ("AST

Investment"), Prudential Annuities Distributors, Inc. ("PAD"), Prudential Investment

Management Services LLC ("PIMS LLC"), Pruco Life Insurance Company ("Pruco Life"),

Pruco Life Insurance Company of New Jersey ("Pruco Life NJ"), Prudential Annuities Life

Assurance Corporation ("PALAC"), Prudential Retirement Insurance and Annuity

Company ("PRIAC"), Wells Fargo Funds Management, LLC ("WF Funds Management"),

Wells Capital Management Incorporated ("Wells Capital Management"), Peregrine Capital

Management, Inc. ("Peregrine"), Galliard Capital Management, Inc. ("Galliard"), Wells

Fargo Private Investment Advisors, LLC d/b/a Nelson Capital Management ("Nelson"),

Wells Fargo Funds Distributor, LLC ("WF Funds Distributor"), Lowry Hill Investment

Advisors, Inc. ("Lowry Hill"), and Wells Fargo Alternative Asset Management, LLC

("WFAAM") (collectively, other than Wachovia Securities, the "Fund Servicing

Applicants" and together with Wachovia Securities, the "Applicants").[1]

Filing Date: The application was filed on February 18, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

March 16, 2009, and should be accompanied by proof of service on Applicants, in the form

of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the

nature of the writer's interest, the reason for the request, and the issues contested. Persons

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of
which Wachovia Securities is or may become an affiliated person (together with the Applicants, the
"Covered Persons").

who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Wachovia Securities, One North Jefferson Avenue, St. Louis, MO 63103; Evergreen Investment Management, J.L. Kaplan and Evergreen Investment Services, 200 Berkeley Street, Boston, MA 02116; Tattersall, 6802 Paragon Place, Suite 200, Richmond, VA 23230; First International, 3 Bishopsgate, London, England UK EC2N3AB; Metropolitan West, 610 Newport Center Drive, Suite 1000, Newport Beach, CA 92660; Golden Capital, 5 Resource Square, Suite 150, 10715 David Taylor Drive, Charlotte, NC 28262; PIM, Inc. and QMA LLC, 100 Mulberry Street, Gateway Center Two, Newark, NJ 07102; PI LLC and PIMS LLC, 100 Mulberry Street, Gateway Center Three, Newark, NJ 07102; Prudential Insurance and Pruco, 751 Broad Street, Newark, NJ 07102; Jennison, 466 Lexington Avenue, New York, NY 10017; Bache, One New York Plaza, 13th Floor, New York, NY 10292; AST Investment, PAD and PALAC, One Corporate Drive, Shelton, CT 06484; Pruco Life and Pruco Life NJ, 213 Washington Street, Newark, NJ 07102; PRIAC, 280 Trumbull Street, Hartford, CT 06103-3509; WF Funds Management and WF Funds Distributor, 525 Market Street, 12th Floor, San Francisco, CA 94105; Wells Capital Management, 525 Market Street, 10th Floor, San Francisco, CA 94105; Peregrine, 800 LaSalle Avenue, Suite 1850, Minneapolis, MN 55402; Galliard, 800 LaSalle Avenue, Suite 2060, Minneapolis, MN 55402; Nelson, 1860 Embarcadero Road, #140, Palo Alto, CA 94303; Lowry Hill, 90 South Seventh Street, Suite 5300, Minneapolis, MN 55402; and WFAAM, 333 Market Street, 29th Floor, MAC# A0119-291, San Francisco, CA 94105.

For Further Information Contact: Steven I. Amchan, Attorney Adviser, at (202) 551-6826,

or Julia Kim Gilmer, Branch Chief, at (202) 551-6821, (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained for a fee at the Commission's

Public Reference Room, 100 F Street, NE, Washington, DC 20549-1520 (tel. 202-551-

5850).

Applicants' Representations:

      1.   Wells Fargo & Company ("Wells Fargo"), a financial holding company and

bank holding company, offers banking, brokerage, advisory and other financial services to

institutional and individual customers worldwide. On December 31, 2008, Wells Fargo

acquired all of the outstanding voting shares of Wachovia Corporation. Wells Fargo

indirectly owns 75% to 77% of Wachovia Securities Financial Holdings, LLC ("WSFH")

and Prudential Financial, Inc. ("Prudential") indirectly owns 23% to 25% of WSFH.

Wachovia Securities is a wholly-owned subsidiary of WSFH, and an affiliated person of

each Fund Servicing Applicant within the meaning of section 2(a)(3) of the Act (by virtue

of being under common control with the Fund Servicing Applicants). Wachovia Securities

offers a wide array of financial advisory, brokerage, asset management and other financial

services in more than 3,700 locations nationwide.

      2.   Evergreen Investment Management, Tattersall, First International,

Metropolitan West, J.L. Kaplan, Golden Capital, PIM, Inc., PI LLC, Jennison, Bache,

QMA LLC, AST Investment, WF Funds Management, Wells Capital Management,

Peregrine, Galliard, Nelson, Lowry Hill, and WFAAM are registered as investment advisers under the Investment Advisers Act of 1940, as amended ("Advisers Act") and provide investment advisory or subadvisory services to registered investment companies ("Funds"). Evergreen Investment Services, Pruco, PAD, PIMS LLC, and WF Funds Distributor are broker-dealers registered under the Securities Exchange Act of 1934, as amended ("Exchange Act") and serve as principal underwriters to open-end Funds and registered unit investment trusts ("UITs", included in the term "Funds"). Prudential Insurance, Pruco Life, Pruco Life NJ, PALAC, and PRIAC serve as depositors to registered separate accounts, all of which are Funds ("Registered Separate Accounts").

3.   On February 17, 2009, the United States District Court for the Northern District of Illinois entered a judgment against Wachovia Securities ("Judgment") in a matter brought by the Commission.[2] The Commission alleged in the complaint ("Complaint") that Wachovia Securities violated section 15(c) of the Exchange Act by marketing auction rate securities as highly liquid investments comparable to cash or money market instruments and by selling auction rate securities to its customers without adequately disclosing the risks involved in purchasing such securities. Without admitting or denying the allegations in the Complaint, except as to jurisdiction, Wachovia Securities consented to the entry of the Judgment that included, among other things, the entry of the Injunction and other equitable relief including undertakings to take various remedial actions for the benefit of purchasers of certain auction rate securities.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from, among other things, engaging in or continuing any conduct or practice in

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[2] Securities and Exchange Commission v. Wachovia Securities, LLC, Judgment on Consent Against Defendant Wachovia Securities, LLC, 09 Civ. 00743 (N.D. Ill. February 17, 2009).

connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that Wachovia Securities is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to the Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and Covered Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would

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be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, subadviser or depositor to any Fund or in the capacity of principal underwriter for any open-end Fund, UIT, or registered face-amount certificate company. Applicants also state that none of the current or former directors, officers, or employees of the Fund Servicing Applicants had any responsibility for, or had any involvement in, the conduct alleged in the Complaint. Applicants further state that the personnel at Wachovia Securities who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing investment advisory, subadvisory, depository or underwriting services to Funds.

5.   Applicants state that their inability to continue to provide investment advisory, subadvisory and underwriting services to Funds and serve as depositor to the Registered Separate Accounts would result in potential hardship for the Funds and their shareholders. Applicants state that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds ("Boards") for which the Applicants serve as investment adviser, investment subadviser or principal underwriter, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, relating to the circumstances that led to the Injunction, any impact on the Funds, and the application.

Applicants state they will provide the Boards with all information concerning the

Injunction and the application that is necessary for the Funds to fulfill their disclosure and

other obligations under the federal securities laws.

        6.   Applicants also state that, if they were barred from providing services to the

Funds, the effect on their businesses and employees would be severe. Applicants state that

they have committed substantial resources to establish an expertise in providing advisory

and distribution services to Funds, and depository services to the Registered Separate

Accounts. Applicants further state that prohibiting them from providing such services

would not only adversely affect their businesses, but would also adversely affect over 3700

employees who are involved in those activities.

        7.   Applicants previously have received exemptions under section 9(c) as the

result of conduct that triggered section 9(a) as described in greater detail in the application.

Applicants' Condition:

        Applicants agree that any order granting the requested relief will be subject to the

following condition:

        Any temporary exemption granted pursuant to the application shall be

without prejudice to, and shall not limit the Commission's rights in any manner

with respect to, any Commission investigation of, or administrative proceedings

involving or against, Covered Persons, including, without limitation, the

consideration by the Commission of a permanent exemption from section 9(a) of

the Act requested pursuant to the application or the revocation or removal of any

temporary exemptions granted under the Act in connection with the application.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from February 17, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary